Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 11, 2006

For immediate release

 Tender status of Mittal Steel offer for Arcelor

7th July 2006 – Rotterdam – Pursuant to applicable Luxembourg law, Mittal Steel Company N.V. (NYSE: MT) informs the market that, to its knowledge, as of July 6, 2006, after closing of the markets in Europe, 8,951,806 Arcelor shares and 848,732 Arcelor convertible bonds have been tendered in its offer for such securities. The number of Arcelor shares tendered in the offer represent 1.44% of the voting rights of Arcelor.1

Mittal Steel informs the market that, since the tender offer procedure is centralized, definitive information relating to the number of Arcelor securities tendered in the offer will be known only after the closing of the offer after the centralization procedures have been completed. As a consequence, the figures set forth above cannot be relied upon as an accurate representation of the number of Arcelor securities actually tendered in the offer, nor as an indication of the possible result of the offer.

As at the date hereof, Mittal Steel holds no Arcelor shares and no Arcelor convertible bonds.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in Japan and The Netherlands or in any jurisdiction other than Belgium, France, Luxembourg, Spain and the United States.

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1          Based on a total number of 639,774,327 issued shares and excluding 19,771,296 shares held as treasury shares (which have no voting right); both figures being as of December 31, 2005 and published in Arcelor 2005 Annual Report.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed and will file important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and two supplements thereto approved by such regulators on May 31, 2006 and July 4, 2006, respectively, and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006 and four supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006 and July 5, 2006, respectively, and (2) with the Securities and Exchange Commission (SEC) in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer, the Amended and Restated Prospectus and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including any supplement thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Amended and Restated Prospectus and related documents are available at the SEC’s website at www.sec.gov.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT.”